Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2008	2007	2006
Earnings
Income before income taxes	$1,425	$1,742	$1,774
Fixed charges	408	347	268
Less: interest capitalized during period	(8)	(16)	(8)

	$1,825	$2,073	$2,034

Fixed Charges
Interest (expensed or capitalized)	$140	$98	$75
Portion of rent expense representative of interest	267	248	192
Amortization of deferred financing fees	1	1	1

	$408	$347	$268

Ratio of earnings to fixed charges	4.47	5.97	7.61